FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION NUMBER 333-110898

PROSPECTUS

CARDIAC SCIENCE, INC.

26,638,319 SHARES OF COMMON STOCK

The selling stockholders are offering to sell up to:

•	12,483,334 shares of common stock (the “Common Stock”); and

•	14,154,985 shares of common stock underlying warrants owned by selling stockholders (the “Warrants”).

We are registering for resale the 26,638,319 shares of common stock offered by the selling stockholders. As previously disclosed in our annual, quarterly and current reports, and as described below, these shares were originally issued by us in various private transactions dating back to May 2002 (also see the table on page 17 for further information):

In May 2002, in conjunction with $50 million in senior notes we placed with investment funds managed by Perseus, LLC, we issued warrants to purchase 10 million shares of our common stock at $3.00 per share and warrants to purchase 3 million shares of our common stock at $4.00 per share, subject to certain adjustments. We are registering for resale 13,133,652 shares of common stock (after adjustments) underlying the warrants issued to Perseus’ investment funds.

In July 2003, we signed multi-year strategic OEM, distribution and development agreements with GE Medical Systems Information Technologies, pursuant to which GE will market our automated external defibrillators (“AEDs”) and fully-automatic in-hospital defibrillator-monitors (“CRMs”) under the GE name in Europe, Asia, the Middle East and other international markets. In connection with the development agreement, we issued GE a warrant to purchase 750,000 shares of our common stock with an exercise price of $3.00 per share. We are registering for resale the 750,000 shares of common stock underlying the warrant.

In September 2003, we completed a private placement of 2,233,333 shares of common stock at $3.75 per share. We also issued warrants to purchase 223,333 shares of our common stock with an exercise price of $5.00 per share in connection with the transaction. We are registering for resale the 2,233,333 shares of common stock and 223,333 shares of common stock underlying the warrants issued in the private placement.

In October 2003, we acquired substantially all of the assets of Complient Corporation, the nation’s leading provider of AED and CPR training and comprehensive program management services, for 10,250,000 shares of our common stock, subject to a lock-up agreement and general indemnification escrow. We are registering for resale all of the common shares issued to Complient Corporation.

We will not receive any proceeds from the offering of Common Stock. We will receive proceeds from the exercise of the Warrants if they are exercised.

Our Common Stock is traded on the Nasdaq National Market under the symbol “DFIB.” On December 18, 2003, the average of the high and low price for the Common Stock was $4.08.

We will pay the costs relating to the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The address and telephone number of Cardiac Science’s principal executive offices are:

1900 Main Street, Suite 700

Irvine, CA 92614

(949) 797-3800

THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” COMMENCING ON PAGE 4 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is December 19, 2003

i

OUR COMPANY

We are a leading developer, manufacturer and marketer of life-saving public access defibrillators, or AEDs, and unique therapeutic patient monitor-defibrillators that instantly and automatically treat cardiac patients with life-threatening heart rhythms and those that suffer sudden cardiac arrest (“SCA”). More than 450,000 Americans die each year from SCA, making it the leading cause of death in both the United States and Europe. According to the American Heart Association (“AHA”), an estimated 95% of SCA victims die before reaching the hospital. For victims of SCA, survival is directly linked to the amount of time between the onset of SCA and receiving a defibrillation shock, so that for every minute’s delay until defibrillation, a victim’s chance of survival is reduced by approximately 10%. Additionally, the average survival rate for patients suffering an in-hospital SCA-event is estimated to be 20%—a rate that has not improved since the 1960s.

Our proprietary software technology, RHYTHMx®, and biphasic energy delivery system, STAR® Biphasic, form the basis of our line of automated external defibrillator product—the Powerheart AED®—and our unique therapeutic monitor-defibrillator—the Powerheart® Cardiac Rhythm Module®, or Powerheart® CRM®. Our products and technology are designed to effectively treat victims of SCA in the shortest time frame possible, thereby significantly increasing a victim’s chance of survival. Once the electrodes of our Powerheart AED are placed on a patient, our device instantly and accurately detects the presence of any life-threatening arrhythmias and will advise the user to deliver a shock if required. In the case of our bedside Powerheart CRM, which continuously monitors a patient’s heart rhythms, in the event of a life-threatening arrhythmia, our CRM can automatically deliver a potentially life-saving shock to the patient, without any human intervention.

We are active in new product development initiatives, including expanding our existing product line, as well as integrating our RHYTHMx and STAR Biphasic technology into new cardiac resuscitation product platforms. We own 72 issued patents and numerous patent applications pending relating to our core defibrillation and software technology, wearable defibrillation technology, disposable defibrillation electrode pad technology and to the AED technology originally developed by our wholly-owned subsidiary Survivalink. We believe strongly in the value of our intellectual property and intend to continue to file additional patent applications relating to our technology.

In September 2001, we acquired Survivalink Corporation, a Minneapolis, Minnesota based developer, manufacturer and marketer of automated public access defibrillators and related accessories and products. These devices are portable, emergency defibrillators intended for use by minimally trained rescuers in the treatment of SCA in a wide variety of settings. The Survivalink® AED is distinct from the competition and features one-button operation and pre-connected, interchangeable electrodes and RescueReady® self-testing capabilities that ensure that the battery, circuitry and electrodes are functioning properly.

In early 2002, we successfully integrated our RHYTHMx algorithm technology into the Survivalink AED, and made other improvements in the device and in February 2002, we received FDA clearance to market and began shipping the Powerheart AED.

In August 2003, we introduced a new line of AEDs; the Powerheart® G3™ and the First Save® G3™. In addition to aesthetic enhancements, user interface and feature set improvements were made. However, the principal advantage of this new G3 product line is the nearly 30% reduction in cost of goods we have realized. Although we anticipate the new AED G3 product line to represent 90% of future AED sales, we will continue to manufacture the Powerheart AED as long as there is adequate customer demand.

In December 2001, we acquired approximately 95% of the outstanding shares of Artema Medical AB and Subsidiaries (“Artema”), a Stockholm, Sweden based developer and manufacturer of emergency defibrillators and patient monitoring equipment, which are sold via distributors exclusively outside the U.S. In addition to broadening our product line, the acquisition increased our international distribution channel. Effective April 1, 2003, we acquired the remaining minority interest in Artema. On September 1, 2003, we transferred ownership of the shares in Cardiac Science International A/S, a subsidiary of Artema Medical AB, from Artema Medical AB to Cardiac Science, Inc. Subsequently, on September 21, 2003, we sold to a third party 100% of our shares in Artema Medical AB.

We are highly focused on increasing revenue and gaining additional market share in the fast growing AED and public access defibrillation markets in the U.S., as well as other countries around the world. We estimate that we currently hold approximately 25% of the worldwide market for AEDs, which is projected to grow at a rate of 30% per year according to the market analysis published by Frost & Sullivan in 2000. They also estimate that the worldwide market for AEDs will expand to over 250,000 units a year by 2006, accounting for over $650 million in annual market revenue.

Our multi-faceted growth strategy includes sales and marketing initiatives designed to take advantage of different market segments such as the U.S. corporate workplace segment, municipal public access programs, schools, law enforcement, fire departments and government, and continued expansion in our distribution channels. Our growth strategy is focused on offering what we believe is the easiest to use and most technologically sophisticated line of AEDs on the market. We are currently marketing our AEDs in the U.S. through our direct sales force and over 75 independent distributors.

Since the acquisition of Survivalink in September 2001 we have tripled the size of our direct sales force. At the end of September 2003, we had 48 direct sales persons and 8 sales managers in the U.S., and 15 employee sales managers supporting international distributors in overseas markets. Internationally, we are selling our complete line of products, including our AEDs, through independent medical device distributors on a country-by-country basis with over 45 distributors selling the Company’s products in over 50 countries. We intend to establish direct sales operations in certain markets, and as part of this strategy, we acquired Lifetec Medical Limited, our erstwhile U.K. distributor, in May 2003.

In July 2003, we signed multi-year strategic original equipment manufacturer, distribution and development agreements with GE Medical Systems Information Technologies, the healthcare information technology business of General Electric Company, under which GE will market Cardiac Science AEDs and Powerheart CRMs under the GE name in Europe, Asia, the Middle East and other international markets. The private-label products, which we began shipping to GE in September 2003, will be marketed to a wide variety of healthcare providers, including hospitals, physicians, clinics and others in the medical industry. Under the agreements, we will also develop and manufacture a line of biphasic external defibrillators for exclusive sale by GE on a worldwide basis, which we expect to begin shipping in the fourth quarter of 2004.

Our strategy for the hospital based Powerheart CRM is centered on building an installed base of devices in order to maximize the potential recurring revenue associated from the sale of our proprietary, single use, disposable defibrillator electrode pads. The Powerheart CRM is designed to utilize these defibrillator electrodes, which for sanitary, safety and performance reasons, must be changed once every 24 hours. Our defibrillator electrodes feature proprietary “smart chip” technology, designed to ensure that only our electrodes will be used with the Powerheart CRM. In April 2001, we began direct marketing activities to hospitals in the United States, and are currently marketing the Powerheart CRM through a 3 person direct sales force, supported by 6 clinical specialists. We offer the Powerheart CRM to hospitals on a traditional outright purchase basis as well as on a “no-cap” program, which allows the customer to adopt the technology without up-front capital expenditure. Under this model, we market the Powerheart CRM to U.S. hospitals directly, and agree to place units in a customer’s facility, while retaining ownership of the unit, with no up-front capital equipment charge, in exchange for an agreement to purchase a specific number of our proprietary, disposable defibrillation electrodes monthly or quarterly. We have also entered into several distribution agreements with regional medical distributors for the sale of the CRM product line.

On October 21, 2003, in a move to capture additional revenue related to the sale of our AEDs, we acquired substantially all of the assets and certain liabilities of Cleveland-based Complient Corporation, a privately-held company that is the nation’s leading private for profit provider of AED and CPR training and comprehensive AED program management services. Corporations, municipalities, schools, government agencies and others who purchase and deploy AEDs are required by federal and state laws to obtain a medical prescription and have designated personnel trained in AED use and CPR by a certified trainer. Traditionally, buyers of AEDs have had to arrange for their own training with non-profit organizations or off-duty paramedics, coordinate their own site assessment and deployment, and assure ongoing compliance with recertification and other regulations. Complient was the first organization of its kind to offer a comprehensive training program that includes the management and coordination of all aspects of AED deployment including site surveys, medical direction, web-based software for record-keeping and AED/CPR training with 150 certified trainers on staff covering all 50 states nationwide. Complient is a good strategic fit with Cardiac Science and the Complient service offering is a logical extension of our core business. It provides additional point-of-sale revenue as well as a recurring revenue opportunity linked to AED sales. Moreover, we believe this will provide us with significant competitive advantage over our competitors who do not offer comparable programs. We anticipate reducing the Complient non training staff by one third and expect to have the integration completed by December 31, 2003.

In exchange for the Complient assets, we provided consideration of 10,250,000 shares of our common stock. The common stock is subject to a lock-up agreement and a general indemnification escrow. We have agreed to register the resale of the shares issued in the transaction and, 1,325,000 shares will become available for resale on the effective date of this registration statement. The balance of the shares issued are subject to a lock-up agreement pursuant to which they will be released from the lock-up in 12 equal monthly installments, or 743,750 shares per month, beginning on the effective date of this registration statement.

Our executive offices are located at 1900 Main Street, Suite 700, Irvine, CA 92614. Our telephone number is (949) 797-3800.

RISK FACTORS

The risks set forth below are not intended to be exhaustive. These are the factors that we believe could cause actual results to be different from expected and historical results. The industry that we compete in is very competitive and changes rapidly. Sometimes new risks emerge and we may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

If the worldwide AED market does not grow as projected, our sales and results may suffer.

According to Frost & Sullivan, the worldwide AED market is expected to grow from $155 million in annual sales in 2002 to $650 million in 2006. Our current level of operations is based on assumptions concerning the future expected growth of AED markets, and if such assumptions are significantly different from actual AED market growth rates, then we may not be able to successfully grow our revenue and, as a result, our level of revenue may not be able to support our current or future level of operations.

If we fail to successfully compete against new or existing competitors, our operating results may suffer.

Our principal competitors relating to our AED product line are Medtronic Physio-Control and Philips Heartstream. We estimate that each of these companies have approximately 27% to 33% market share of the global AED marketplace. Due to their dominant market position and well established customer relationships, it may be difficult for us to increase our market share and penetrate new markets. In addition, both of these competitors are part of much larger organizations, and thus have significantly greater resources than we do. Accordingly, Medtronic Physio-Control and Philips Heartstream may increase the resources they devote to the development and marketing of AEDs, which could materially impact our results.

We also compete against other companies that manufacture and sell external defibrillator devices to hospitals, where we sell our Powerheart CRM. These companies include Medtronic Physio-Control, Philips Heartstream and ZOLL Medical Corporation. Many of the manufacturers of these competing external devices are well established in the medical device field, have substantially greater experience than us in research and development, obtaining regulatory clearances, manufacturing, and sales and marketing, and have significantly greater financial, research, manufacturing, and marketing resources than us.

Other companies may develop invasive or non-invasive products capable of delivering comparable or greater therapeutic benefits than our products, or which offer greater safety or cost effectiveness than our products. Furthermore, future technologies or therapies developed by others may render our products obsolete or uneconomical, and we may not be successful in marketing our products against such competitors.

The markets for our products, in particular our Powerheart AED, are subject to price competition, which could be detrimental to our profitability.

The market for AEDs is highly competitive and is subject to significant price competition because price is an important purchase decision criteria for many customers. Average selling prices for AEDs have eroded during recent years and are projected to continue declining, and principal competitors have substantially greater resources and experience than we do, which may provide them with a competitive advantage as price erosion continues or if it accelerates. If this occurs, our level of sales and profitability may suffer.

We recently acquired Complient Corporation, and we may acquire other businesses, the integration of which may prove difficult.

We recently acquired Complient Corporation, and we may acquire other companies or make strategic purchases of interests in other companies related to our business in order to grow, add product lines, acquire customers or otherwise attempt to gain a competitive advantage in new or existing markets. Such acquisitions and investments may involve the following risks:

•	our management may be distracted by these acquisitions and may be forced to divert a significant amount of time and energy into integrating and running the acquired businesses,

•	we may face difficulties associated with financing the acquisitions,

•	we may face the inability to achieve the desired outcomes justifying the acquisition, and

•	we may face difficulties integrating the acquired business’ operations and personnel.

General economic conditions and geopolitical uncertainty may affect the purchasing decisions of our customers, which may result in lower revenues.

Many of our customers face challenges in their respective markets due to general economic conditions relating to fluctuating demand for their services and budgetary or financing constraints. As a result, an economic downturn in any of the markets in which we compete may affect the purchase decisions of our customers, which may in turn negatively impact our revenue and sales growth. In addition, global geopolitical uncertainty and war may also negatively impact a customer’s decision making process or timing.

We have a history of losses.

We have a history of losses, and expect to incur some losses in the future. We were formed in 1991 and have been engaged primarily in organizational activities, research and development, pre-clinical testing, human clinical trials, and capital raising activities, until the introduction of our first commercial product in December 1999.

We are a relatively new entrant without a significant presence in the hospital market. If we are not successful in this market, our operating results may suffer.

Our Powerheart CRM is designed for bedside use in hospitals and clinics and competes against other external defibrillator products. We are relatively new to this market, and as such, face a number of challenges, including acceptance by hospital administrative and medical staff, long purchasing decision processes, and competitors’ pre-existing relationships with customers. If we are not successful in gaining market acceptance of our Powerheart CRM, our operating results may suffer.

Recurring sales of our disposable defibrillator electrodes may not grow.

Our business strategy within the in-hospital marketplace, where we market our Powerheart CRM, is to generate recurring revenue from the sale of our disposable defibrillator electrode pads, which for sanitary, performance and safety reasons, must be replaced every 24-hours. Although we have developed proprietary smart chip technology to ensure that only our electrodes will be used with the Powerheart CRM, there can be no assurance that other companies will not develop electrode adapters that will allow generic electrodes to be used with our devices. If we are not successful in preventing the use of generic electrodes with our products, or if customers do not follow the recommended protocol of regularly changing electrodes, we may not experience future sales growth of our proprietary disposable electrode pads.

Uncertain customer decision processes and long sales cycles may cause fluctuations in our operating results.

Many of our AED customers are municipalities and other quasi-governmental groups, such as schools and law enforcement agencies. As a result, these customers have numerous decision makers, as well as varying levels of procedures that must be adhered to before a purchase of our products can be made. The same is true regarding our in-hospital Powerheart CRM product, which faces several levels of purchase decision makers, at the departmental and hospital-wide level. Accordingly, the purchasing decisions of many of our customers are characterized by a protracted decision making process, which may result in period-to-period fluctuations in our operating results.

Supply shortages can cause delays in manufacturing and delivering products.

We rely upon unaffiliated suppliers for the material components and parts used to assemble our products. Most parts and components purchased from suppliers are available from multiple sources. We believe that we will be able to continue to obtain most required components and parts from a number of different suppliers, although there can be no assurance of continued availability. The lack of availability of certain components could require a major redesign of our products and could result in production and delivery delays.

During 2002, we issued $50 million in 6.9% senior notes, which are secured by all of our assets.

In May 2002, we placed $50 million in 6.9% senior notes due May 2007 with an investor group. Interest on the senior notes accrues, but is not payable until May 2005. The senior notes are secured by a senior blanket security interest in our assets. If we default on these senior notes, we may become subject to claims by note holders seeking to enforce their security interest in our assets. Such claims, if they arise, may substantially restrict or even eliminate our ability to utilize our assets in conducting our business, and may cause us to incur substantial legal and administrative costs.

Our auditors have expressed doubt about our ability to continue as a going concern.

We received a report on our consolidated financial statements from our independent auditors for the year ended December 31, 2002 that includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern without, among other things, obtaining additional financing to support expansion plans, manufacturing, research and development activities, or achieving a level of revenues adequate to support our cost structure.

Our operating results may fluctuate from quarter to quarter, which could cause our stock price to be volatile.

The market prices of many publicly traded companies, including emerging companies in the healthcare industry, have been and can be expected to be highly volatile. The future market price of our common stock could be significantly impacted by:

•	future sales of our common stock,

•	general stock market conditions,

•	announcements of technological innovations for new commercial products by our present or potential competitors,

•	developments concerning proprietary rights,

•	adverse results in our field or with clinical tests,

•	adverse litigation,

•	unfavorable legislation or regulatory decisions,

•	public concerns regarding our products,

•	variations in quarterly operating results;

•	general trends in the health care industry, and

•	other factors outside of our control.

Our quarterly financial results are often impacted by the receipt of a large number of customer orders in the last weeks of a quarter. Absent these orders, our sales could fall short of our targets, thus causing our stock price to decline.

We must comply with governmental regulations and industry standards.

We are subject to significant regulation by authorities in the United States and foreign jurisdictions regarding the clearance of our products and the subsequent manufacture, marketing, and distribution of our products once approved. The design, efficacy, and safety of our products are subject to extensive and rigorous testing before receiving marketing clearance from the U.S. Food and Drug Administration (“FDA”). The FDA also regulates the registration, listing, labeling, manufacturing, packaging, marketing, promotion, distribution, record keeping and reporting for medical devices. The process of obtaining FDA clearances is lengthy and expensive, and we cannot assure you that we will be able to obtain the necessary clearances for marketing our products on a timely basis, if at all. Failure to receive, or delays in receiving, regulatory clearances would limit our ability to commercialize our products, which would have a material adverse effect on our business, financial condition, and results of operations. Even if such clearances are granted by the FDA, our products will be subject to continual regulatory review. Later discovery of previously undetected problems or failure to comply with regulatory standards may result in product labeling restrictions, costly and time-consuming product recalls, withdrawals of clearances, or other regulatory or enforcement actions. Moreover, future governmental statutes, regulations, or policies, or changes in existing statutes, regulations, or policies, may have an adverse effect on the development, production, or distribution of our products.

Any regulatory clearance, if granted, may include significant limitations on the uses for which our products may be marketed. FDA enforcement policy strictly prohibits the marketing of cleared medical devices for unapproved uses. In addition, the manufacturing processes used to produce our products will be required to comply with the Good Manufacturing Practices or “GMP” regulations of the FDA. These regulations cover design, testing, production, control, documentation, and other requirements. Enforcement of GMP regulations has increased significantly in the last several years, and the FDA has publicly stated that compliance will be more strictly scrutinized. Our facilities and manufacturing processes and those of certain of our third party contract manufacturers and suppliers, if any, will be subject to periodic inspection by the FDA and other agencies. Failure to comply with applicable regulatory requirements could result in, among other things:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	recalls or seizures of products;

•	total or partial suspension of production;

•	refusal of the government to grant pre-market clearance or pre-market approval for devices;

•	withdrawal of clearances; and/or

•	criminal prosecution.

To market our products in certain foreign jurisdictions, we must obtain required regulatory clearances and approvals and otherwise comply with extensive regulations regarding safety and quality. Compliance with these regulations and the time required for regulatory reviews vary from country to country. We cannot assure you that we will obtain regulatory clearances and approvals in foreign countries, and we may be required to incur significant costs in applying for, obtaining, or maintaining foreign regulatory clearances and approvals.

We are exposed to numerous risks associated with international operations.

We market our products in international markets. International operations entail various risks, including:

•	political instability;

•	economic instability and recessions;

•	exposure to currency fluctuations;

•	difficulties of administering foreign operations generally;

•	reduced protection for intellectual property rights;

•	potentially adverse tax consequences; and

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements.

Our business is dependent upon our executive officers, and our ability to attract and retain other key personnel.

Our success is dependent in large part on the continued employment and performance of our Chairman and Chief Executive Officer, Raymond W. Cohen, as well as other key management and operating personnel. The loss of any of these persons could have a material adverse effect on our business. We do not have key person life insurance on any of our employees other than Mr. Cohen.

Our future success will also depend upon our ability to retain existing key personnel, and to hire and to retain additional qualified technical, engineering, scientific, managerial, marketing, and sales personnel. The failure to recruit such personnel, the loss of such existing personnel, or failure to otherwise obtain such expertise would have a material adverse effect on our business and financial condition.

We may face product liability claims.

The testing, manufacturing, marketing and sale of medical devices subjects us to the risk of liability claims or product recalls. For example, it is possible that our products will fail to deliver an energy charge when needed by the patient, or that they will deliver an energy charge when it is not needed. As a result, we may be subject to liability claims or product recalls for products to be distributed in the future or products that have already been distributed. Although we maintain product liability insurance in the countries in which we conduct business, we cannot assure you that such coverage is adequate or will continue to be available at affordable rates. Product liability insurance is expensive and may not be available in the future on acceptable terms, if at all. A successful product liability claim could inhibit or prevent commercialization of our products, impose a significant financial burden on us, or both, and could have a material adverse effect on our business and financial condition.

Our technology may become obsolete.

The medical equipment and healthcare industries are characterized by extensive research and rapid technological change. The development by others of new or improved products, processes, or technologies may make our products obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance our existing products and to develop new products. We cannot assure you that these efforts will be successful.

We depend on patents and other intellectual property rights that we may not be able to protect.

Our success will depend, in part, on our ability to obtain and maintain patent rights, preserve our trade secrets, and operate without infringing on the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and therefore may be highly uncertain. We cannot assure you that:

•	any additional patents will be issued to us;

•	the scope of any existing or future patents will exclude competitors or provide us with competitive advantages;

•	any of our patents will be held valid and enforceable if challenged; or

•	others will not claim rights in or ownership to our patents and other proprietary rights held by us.

Furthermore, others may have developed or could develop similar products or patent rights, may duplicate our products, or design around our current or future patents. In addition, others may hold or receive patents which contain claims having a scope that covers products developed by us. We also rely upon trade secrets to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent know-how, or gain access to and disclose our proprietary technology. We cannot assure you that we can ultimately protect meaningful rights to our proprietary technology. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Such litigation, if it occurs, could result in substantial expense to us and a diversion of our efforts, but may be necessary to enforce our patents;

•	protect our trade secrets and know-how;

•	defend us against claimed infringement of the rights of others; or

•	determine the enforceability, scope, and validity of the proprietary rights of others.

An adverse determination in any such litigation could subject us to significant liability to third parties or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Moreover, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. If such licenses cannot be obtained on acceptable terms, we could be prevented from marketing our products. Accordingly, an adverse determination in such litigation could have a material adverse effect on our business and financial condition.

In February 2003, we announced we had filed a patent infringement action against Philips Medical Systems North America, Inc., Philips Electronics North America Corporation and Koninklijke Philips Electronics N.V. (“Philips”) in the United States District Court for the District of Minnesota. The suit charged that Philips’ automated external defibrillators sold under the names “HeartStart OnSite Defibrillator” and “HeartStart Home Defibrillator” infringed at least seven of our United States patents. In the same action, we also sought a declaration from the Court that our products do not infringe several of Philips’ patents. In June 2003, we filed our First Amended Complaint further accusing Philips’ “HeartStart FR2” automated external defibrillator of infringing our U.S. Patents and removing four of the Philips’ patents from suit pursuant to an agreement between the parties. The Philips “HeartStart Home Defibrillator,” which was recently cleared by the FDA for marketing in the United States, is promoted by Philips as including, among other things, pre-connected disposable defibrillation electrodes and daily self-testing of electrodes and battery, features that the suit alleges are key competitive advantages of our Powerheart and Survivalink AEDs and are covered under our patents. On June 19, 2003, Philips filed a Complaint against us in the United States District Court for the Western District of Washington. Philips’ Complaint alleged patent infringement of ten of Philips’ U.S. Patents by our Powerheart and Survivalink AEDs. Five of the asserted patents were already contained in our Minnesota case against Philips. We made a motion to dismiss the Washington case as duplicative and the motion was granted. Philips made a motion in the Minnesota case to have its patents severed from that action, but the motion was denied. At this stage, we are unable to predict the outcome of this litigation or its ultimate effect, if any, on our financial condition.

Our ability to issue preferred stock could adversely affect common stockholders.

Our certificate of incorporation authorizes the issuance of preferred stock with such designations, rights, and preferences as may be determined from time to time by our board of directors, without any further vote or action by our stockholders. Therefore, our board of directors is empowered, without stockholder approval, to issue a class of stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting power or other rights of the holders of our common stock.

Anti-takeover provisions may discourage takeover attempts.

Provisions of the Delaware General Corporation Law and our certificate of incorporation may discourage potential acquisition proposals, or delay or prevent a change of control.

Future issuances of our common stock could cause our stock price to decline.

We currently have reserved 14,000,000 shares of common stock for issuance upon the exercise of options that may be granted under our 1997 Stock Option/Stock Issuance Plan, as amended, and 14,374,235 shares for issuance upon the exercise of currently outstanding warrants. The holders of these options or warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. The exercise of these options or warrants and the sale of the common stock obtained upon exercise would have a dilutive effect on our stockholders and may have a material adverse effect on the market price of our common stock.

Significant decreases in our stock price could result in our having to record an impairment charge related to our goodwill.

Applicable accounting standards require that goodwill be tested for impairment at least annually or whenever evidence of potential impairment exists. If, in any period, our stock price decreases to the point where the fair value of our goodwill, as determined by our market capitalization, is less than the book value of our goodwill, we would be required to record an impairment charge in that period.

FORWARD-LOOKING STATEMENTS

This Prospectus, and other reports, releases, and statements (both written and oral) issued by us and our officers from time to time may contain statements concerning our future results, future performance, intentions, objectives, plans, and expectations that are deemed to be “forward-looking statements.” These statements include statements regarding:

•	products under development;

•	technological and competitive advantages;

•	timetable for commercial introduction of our products;

•	our ability to improve patient care, increase survival rates, decrease recovery time, lessen patient debilitation, and reduce patient care costs;

•	markets, demand for our services, purchase orders and commitments;

•	strategic alliances;

•	the competitive and regulatory environment;

•	planned integration of technologies with products; and

•	business strategies.

Such statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results, performance, and achievements may differ significantly from those discussed or implied in the forward-looking statements as a result of a number of known and unknown risks and uncertainties including, without limitation, those discussed above. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot assure you that the results discussed or implied in such forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in such forward-looking statements, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Words such as “believes,” “anticipates,” “expects,” “intends,” “may,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to revise any of these forward-looking statements.

Sometimes we communicate with securities analysts. It is against our policy to disclose to analysts any material non-public information or other confidential commercial information. You should not assume that we agree with any statement or report issued by any analyst regardless of the content of the statement or report. We have a policy against issuing financial forecasts or projections or confirming the accuracy of forecasts or projections issued by others. If reports issued by securities analysts contain projections, forecasts or opinions, those reports are not our responsibility.

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until our offering is completed.

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

2.	Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

3.	Our current reports on Form 8-K filed August 5, 2003, September 18, 2003, October 21, 2003, and November 4, 2003;

4.	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2002; and

5.	The description of our capital stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating such descriptions.

The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Cardiac Science, Inc.

1900 Main Street, Suite 700

Irvine, CA 92614

(949) 797-3800

Attn: Investor Relations

YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NO SELLING STOCKHOLDER IS AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will, however, receive the exercise price of the Warrants if and when exercised by certain selling shareholders. If the following selling stockholders exercise in full their respective warrants covering an aggregate of 14,154,985 shares of common stock, we estimate that our net proceeds will be $45,933,007.

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds
Perseus Acquisition/Recapitalization Fund, LLC	4,357,657	$3.00	$13,072,971
Perseus Acquisition/Recapitalization Fund, LLC	1,318,911	3.96	5,223,141
Perseus Acquisition/Recapitalization Fund, LLC	43,577	4.61	200,890
Perseus Acquisition/Recapitalization Fund, LLC	10,894	1.75	19,065
Perseus Market Opportunity Fund, LP	4,055,847	3.00	12,167,541
Perseus Market Opportunity Fund, LP	1,227,564	3.96	4,861,391
Perseus Market Opportunity Fund, LP	40,558	4.61	186,972
Perseus Market Opportunity Fund, LP	10,140	1.75	17,745
Cardiac Science Co-Investment, LP	1,586,496	3.00	4,759,488
Cardiac Science Co-Investment, LP	480,177	3.96	1,901,596
Cardiac Science Co-Investment, LP	15,865	4.61	73,138
Cardiac Science Co-Investment, LP	3,966	1.75	6,941
General Electric Medical Information Systems	750,000	3.00	2,250,000
Walter Villiger	45,000	5.00	225,000
Langley Partners, LP	128,333	5.00	641,665
Thomas Girschweiler	45,000	5.00	225,000
Truk Opportunity Fund, LLC	5,000	5.00	25,000
Allen & Caron, Inc.	12,000	1.80	21,600
Allen & Caron, Inc.	12,000	3.27	29,240
Matt Clawson	3,000	1.80	5,400
Matt Clawson	3,000	3.27	9,810

Totals:	14,154,985	N/A	$45,933,007

We intend to use any proceeds from warrant exercises for working capital, debt repayment and other general corporate purposes.

PLAN OF DISTRIBUTION

We are registering the offer and resale of all 26,638,319 shares of common stock, including common stock issuable upon exercise of the Warrants, on behalf of the selling stockholders. The selling holders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling holders as a gift, partnership distribution or other non-sale related transfers after the date of this prospectus (collectively, the “selling stockholders”), may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, in the over-the-counter market, through put or call option transactions relating to the shares, a combination of such methods of sale or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the respective exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.

The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Cardiac Science will make copies of this prospectus available to the selling stockholders and has informed them of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

Cardiac Science will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

SELLING STOCKHOLDERS

We are registering for resale the 26,638,319 shares of common stock offered by the selling stockholders. As previously disclosed in our annual, quarterly and current reports, and as described below, these shares were originally issued by us in various private transactions dating back to May 2002 (also see the table on page 17 for further information):

In May 2002, in conjunction with $50 million in senior notes we placed with investment funds managed by Perseus, LLC, we issued warrants to purchase 10 million shares of our common stock at $3.00 per share and warrants to purchase 3 million shares of our common stock at $4.00 per share, subject to certain adjustments. We are registering for resale 13,133,652 shares of common stock (after adjustments) underlying the warrants issued to Perseus’ investment funds.

In July 2003, we signed multi-year strategic OEM, distribution and development agreements with GE Medical Systems Information Technologies, pursuant to which GE will market our automated external defibrillators (“AEDs”) and fully-automatic in-hospital defibrillator-monitors (“CRMs”) under the GE name in Europe, Asia, the Middle East and other international markets. In connection with the development agreement, we issued GE a warrant to purchase 750,000 shares of our common stock with an exercise price of $3.00 per share. We are registering for resale the 750,000 shares of common stock underlying the warrant.

In September 2003, we completed a private placement of 2,233,333 shares of common stock at $3.75 per share. We also issued warrants to purchase 223,333 shares of our common stock with an exercise price of $5.00 per share in connection with the transaction. We are registering for resale the 2,233,333 shares of common stock and 223,333 shares of common stock underlying the warrants issued in the private placement.

In October 2003, we acquired substantially all of the assets of Complient Corporation, the nation’s leading provider of AED and CPR training and comprehensive program management services, for 10,250,000 shares of our common stock, subject to a lock-up agreement and general indemnification escrow. We are registering for resale all of the common shares issued to Complient Corporation.

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Common Stock, or the common stock issuable upon exercise of the Warrants.

The following table sets forth information, as of November 24, 2003, with respect to the selling stockholders and the number of shares of common stock beneficially owned by each selling stockholder that may be offered under this prospectus.

This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. Other than as footnoted below, the selling holders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. No estimate can be given as to the amount of shares that will be held by the selling holders after completion of this offering because the selling holders may offer all or some of the shares they hold and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling holders named below.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares of Common Stock Offered for Sale Hereunder	Number of Shares of Common Stock Beneficially Owned Assuming Sale of All Shares offered Hereunder	Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder
Perseus Acquisition/ Recapitalization Fund, LLC (2)	5,731,039	5,731,039	—	*
Perseus Market Opportunity Fund, LP (3)	5,334,109	5,334,109	—	*
Cardiac Science Co-Investment, LP (4)	2,086,504	2,086,504	—	*
Complient Corporation	8,200,000	8,200,000	—	*
Embassy & Co (5)	2,050,000	2,050,000	—	*
Walter Villiger (6)	1,454,979	495,000	959,979	1.4
Langley Partners L.P. (7)	1,411,667	1,411,667	—	*
Thomas Girschweiler (8)	990,000	495,000	495,000	*
General Electric Medical Information Systems (9)	750,000	750,000	—	*
Truk Opportunity Fund L.L.C. (10)	55,000	55,000	—	*
Allen & Caron, Inc. (11)	24,000	24,000	—	*
Matt Clawson (12)	9,000	6,000	3,000	*
Totals:	28,096,298	26,638,319	1,457,979	1.5

*	Indicates less than one percent (1%).

(1)	“Prior to Offering” means prior to the offering by the selling stockholders of the securities registered under this S-3 for resale.

(2)	Pursuant to that certain Senior Note and Warrant Purchase Agreement dated as of May 29, 2002 (the “Purchase Agreement”), Perseus Acquisition/Recapitalization Fund, LLC purchased (i) warrants to purchase 4,357,657 shares of our common stock at an exercise price of $3.00 as adjusted, (ii) warrants to purchase 1,318,911 shares of our common stock at an exercise price of $3.96 as adjusted, (iii) warrants to purchase 43,577 shares of our common stock at an exercise price of $4.61 as adjusted and (iv) warrants to purchase 10,894 shares of our common stock at an exercise price of $1.75 as adjusted. All of the warrants are exercisable until May 30, 2009. The shares underlying the warrants are included in the registration statement of which this prospectus is a part. Ray E. Newton, III is a managing director of Perseus, LLC, and is also a member of our board of directors.

(3)	Pursuant to the Purchase Agreement, Perseus Market Opportunity Fund, LP, purchased (i) warrants to purchase 4,055,847 shares of our common stock at an exercise price of $3.00 as adjusted, (ii) warrants to purchase 1,227,564 shares of our common stock at an exercise price of $3.96 as adjusted, (iii) warrants to purchase 40,558 shares of our common stock at an exercise price of $4.61 as adjusted and (iv) warrants to purchase 10,140 shares of our common stock at an exercise price of $1.75 as adjusted. All of the warrants are exercisable until May 30, 2009. The shares underlying the warrants are included in the registration statement of which this prospectus is a part. Ray E. Newton III is a managing director of Perseus, LLC, and is also a member of our board of directors.

(4)	Pursuant to the Purchase Agreement, Cardiac Science Co-Investment, LP, purchased (i) warrants to purchase 1,586,496 shares of our common stock at an exercise price of $3.00 as adjusted, (ii) warrants to purchase 480,177 shares of our common stock at an exercise price of $3.96 as adjusted, (iii) warrants to purchase 15,865 shares of our common stock at an exercise price of $4.61 as adjusted and (iv) warrants to purchase 3,966 shares of our common stock at an exercise price of $1.75 as adjusted. All of the warrants are exercisable until May 30, 2009. The shares underlying the warrants are included in the registration statement of which this prospectus is a part. Ray E. Newton III is a managing director of Perseus, LLC, and is also a member of our board of directors.

(5)	Embassy & Co. is holding the shares as nominee for U.S. Bank N.A. in its capacity as escrow agent for the benefit of Complient Corporation.

(6)	Represents 1,409,979 shares common stock and warrants to purchase 45,000 shares of common stock at $5.00.

(7)	Represents 1,283,334 shares of common stock and warrants to purchase 128,333 shares of common stock at $5.00.

(8)	Represents 945,000 shares of common stock and warrants to purchase 45,000 shares of common stock at $5.00.

(9)	Pursuant to a development agreement, we issued GE a warrant to purchase 750,000 shares of our common stock with an exercise price of $3.00 per share.

(10)	Represents 50,000 shares of common stock and warrants to purchase 5,000 shares of common stock at $5.00.

(11)	Represents warrants to purchase 12,000 shares of common stock at $1.80 and 12,000 at $3.27. Allen & Caron, Inc. provides corporate communication services to us and is compensated partly through warrants to purchase shares of our common stock.

(12)	Represents warrants to purchase 3,000 shares of common stock at $1.80, 3,000 at $3.27 and 3,000 at $2.00. Matt Clawson is an employee of Allen & Caron, Inc., which provides corporate communication services to us, and is compensated partly through warrants to purchase shares of our common stock.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The financial statements incorporated in the prospectus by reference to the Annual Report on Form 10-K of Cardiac Science, Inc. for the year ended December 31, 2002, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Cardiac Science Inc.’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

26,638,319 SHARES

CARDIAC SCIENCE, INC.

COMMON STOCK

(INCLUDING COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS)

PROSPECTUS

DECEMBER 19, 2003